
January 13, 2021

Barbara Guiterrez
Chief Financial Officer
TCO Group Holdings, Inc.
8950 E. Lowry Boulevard
Denver, Colorado 80230

>   **Re: TCO Group Holdings, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted December 17, 2020**
>   **CIK No. 0001834376**

Dear Ms. Guiterrez:

   We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.   We note your statements throughout the prospectus that the company is "the leading" healthcare delivery platform focused on providing all-inclusive, capitated care to high-cost, dual eligible seniors. Please substantiate this claim or revise to express the statement as a belief.

2.   We note your statement on page 13 that the vast majority of the company's direct competitors are not-for-profit entities and the company is one of only five for-profit PACE providers in the country. Please balance your discussion of the benefits of the for-profit business model under which the company is currently operating with a discussion of any associated drawbacks, contrasting the for-profit business model with the not-for-profit business model in the managed healthcare industry.

3.   Please revise page 17 of the Summary to highlight that, under the Director Nomination Agreement, your sponsors will have disproportionate representation on your board, as described on page 52.

Risk Factors, page 25

4.   Given the length of your risk factor section, please revise to comply with Regulation S-K Item 105(a) by relocating risks that could generically apply to any registrant or offering to the end of the section under the caption "General Risk Factors."

5.   We note from the risk factor on page 57 that your forum selection provision identifies the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act," and that your security owners are deemed to have consented to this provision. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Therefore, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Forward-Looking Statements, page 61

6.   On page 62, you state, "[a]ll written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements . . . ." Provide your analysis of why you believe this disclaimer may apply to oral statements or statements made after the date of the document.

Management's Discussion and Analysis and Results of Operations
Liquidity and Capital Resources, page 92

7.   Please revise appropriate sections of your document to disclose that the company used the proceeds from the senior secured term loan and existing cash to pay $66.1 million in dividends in the fiscal year ended June 30, 2019, as disclosed in Note 18 to your financial statements, on page F-29. Also disclose the amount paid in total and the amount paid from the credit agreement to repurchase 16,095,819 shares of common stock and to cancel almost 17 million options, as disclosed in Note 20 on page F-30.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Reported and Estimated Claims, page 97

8.　You disclose on page 97 that you expect the range of your third-party medical claims expense estimating risk to be within +/- 5-10% of actual medical claim expenses. Please consider disclosing, to the extent material, details related to actual and estimated member utilization of health care services for each period presented, as this appears to be a primary driver of the variance.

9.　With respect to the tables of your incurred and paid claims development, please include separate information about incurred claims and paid claims by year of the incurred claim and present the information for the number of years for which claims incurred typically remain outstanding and reconcile to the liability for reported and estimated claims.

Certain Relationships and Related Party Transactions, page 144

10.　Please revise this section to clarify the relationships between the parties for the PWD loan and the InnovoAge Sacramento MSA. Refer to Item 404(a)(1), (2) and (4) of Regulation S-K. For the loan agreement, disclose the highest aggregate amount of principal outstanding during the periods reported, and the amount and rate of interest paid and the amount of interest payable, as required by Item 404(a)(5) of Regulation S-K. Please also file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K or tell us why you believe such filing is not required.

General

11.　Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

　　You may contact Michael Fay at (202) 551-3812 or Kate Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Laura Crotty at (202) 551-7614 with any other questions.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　Office of Life Sciences

cc:　　Robert M. Hayward, P.C.